SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             ------------------

                               SCHEDULE 14D-9
                               (RULE 14D-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)
                             ------------------


                     CHAMPION INTERNATIONAL CORPORATION
                         (Name of Subject Company)


                     CHAMPION INTERNATIONAL CORPORATION
                    (Name of Person(s) Filing Statement)


                   COMMON STOCK, PAR VALUE $.50 PER SHARE
                       (Title of Class of Securities)


                                 158525105
                   (CUSIP Number of Class of Securities)
                             ------------------


                           STEPHEN B. BROWN, ESQ.
                 SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                     CHAMPION INTERNATIONAL CORPORATION
                             ONE CHAMPION PLAZA
                        STAMFORD, CONNECTICUT 06921
                               (203) 358-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                              WITH A COPY TO:

                            BLAINE V. FOGG, ESQ.
                            JOSEPH A. COCO, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000


[  ]    CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
        COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.






               This Amendment No. 1 ("Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on May 19, 2000, by Champion International Corporation, a New York corporation ("Champion"), relating to the offer by International Paper Company, a New York corporation ("International Paper"), through its wholly owned subsidiary, Condor Acquisition Corporation, a New York corporation (the "Purchaser"), to exchange each outstanding share of common stock, par value $.50 per share (the "Common Stock") of Champion, including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), for (i) $50 net to the seller in cash and (ii) $25 of International Paper common stock (subject to adjustment). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.

ITEM 8.        ADDITIONAL INFORMATION.

        (e) All of the information in the Prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 of International Paper relating to shares of its common stock to be issued in the Offer and the Merger is hereby incorporated by reference.

ITEM 9.        EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended by addition of the following exhibits:

Exhibit No.           Description
-----------           -----------

(a)(5) Exchange Offer Prospectus relating to International Paper's shares of common stock to be issued in the Offer and the Merger (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of International Paper, filed on June 2, 2000).

(a)(6) Form of Letter to Participants in the Savings Plans of Champion International Corporation and its Affiliates.

(a)(7) Form of Participant's Instruction Form to Exchange Shares of Common Stock of Champion International Corporation Held in Participants' Savings Plan Account.



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     CHAMPION INTERNATIONAL CORPORATION


                                     By:  /s/ Stephen B. Brown
                                          ----------------------
                                     Name:  Stephen B. Brown
                                     Title: Senior Vice President and General
                                            Counsel



                               EXHIBIT INDEX

Exhibit No.           Description
-----------           -----------

(a)(5) Exchange Offer Prospectus relating to International Paper's shares of common stock to be issued in the Offer and the Merger (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of International Paper, filed on June 2, 2000).

(a)(6) Form of Letter to Participants in the Savings Plans of Champion International Corporation and its Affiliates.

(a)(7) Form of Participant's Instruction Form to Exchange Shares of Common Stock of Champion International Corporation Held in Participants' Savings Plan Account.